Exhibit D(192)

AMENDMENT THREE

DATED SEPTEMBER 21, 2022 TO

INVESTMENT SUBADVISORY AGREEMENT

for MassMutual Select T. Rowe Price Limited Duration Inflation Focused Bond Fund

WHEREAS, MML Investment Advisers, LLC ("MML Advisers") and T. Rowe Price Associates, Inc. (the "Subadviser") entered into an Investment Subadvisory Agreement (the "Agreement"), effective as of January 10, 2018, as amended, relating to the MassMutual Select T. Rowe Price Limited Duration Inflation Focused Bond Fund (the "Fund"); and

WHEREAS, MML Advisers and the Subadviser desire to amend the duties of the Subadviser as described in the Agreement; and

WHEREAS, Section 15 of the Agreement permits the Agreement to be amended by a written instrument approved in writing by both parties;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	Section 2 – Duties of the Subadviser is supplemented with the following:

(l) The Subadviser may also delegate any of its duties and obligations hereunder to any affiliated person, as such term is defined in the Act, that is eligible to serve as an investment adviser to an investment company registered under the Act on such terms and conditions as it deems necessary or appropriate, provided that (i) MML Advisers and the Board of Trustees of the Trust consent to any such delegation and to the terms and conditions thereof, (ii) such delegation is pursuant to a written contract which receives prior approval by MML Advisers and the Board of Trustees of the Trust, which may not be materially amended without prior written approval of MML Advisers and the Board of Trustees of the Trust, and which provides for its automatic termination in the event this Subadvisory Agreement is terminated for any reason, and (iii) such delegation is permitted by and in conformity with the Act. The Subadviser shall be liable to MML Advisers and the Fund for any loss or damage arising out of, in connection with, or related to the actions, or omissions to act, of any delegee utilized hereunder as if such delegee were a party hereto. The Subadviser shall be solely responsible for compensating any delegee for services rendered, neither MML Advisers nor the Fund may be held responsible, or otherwise liable for, the payment of any amount due, or which may become due to any delegee.

3.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

4.	This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MML INVESTMENT ADVISERS, LLC		T. ROWE PRICE ASSOCIATES, INC.

By:	/s/Douglas Steele	By:	/s/Terence Baptiste
Name: Douglas Steele		Name: Terence Baptiste
Title: Vice President		Title: Vice President

Acknowledged and Agreed:

MASSMUTUAL SELECT FUNDS

on behalf of MassMutual Select T. Rowe Price

Limited Duration Inflation Focused Bond Fund

By:	/s/Renee Hitchcock
Name: Renee Hitchcock
Title: CFO and Treasurer